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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Paul, Robert A. (Last) (First) (Middle)		National City Corporation (NCC)

	President & CEO - Ampco-Pittsburgh Corporation 600 Grant Street - Suite 4600	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			12/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Pittsburgh, PA 15219-2700 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock		01/23/2002				J(1)		1,000.00	A			122,325.00		D

	Common Stock												800,000.00		I		by Corporation

	Common Stock												128,000.00		I		by Daughter

	Common Stock												128,000.00		I		by Son

	Common Stock												128,000.00		I		by Son 2

	Common Stock												213,000.00		I		by Spouse

	Common Stock												20,000.00		I		by Trust

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

Robert A. Paul - continued	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

								Amount	(A) or (D)	Price

Common Stock (Restricted Stock)		01/23/2002				J(1)		1,000.00	D					D

Common Stock (Restricted Stock)		04/22/2002				A		1,200.00	A			1,200.00		D

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

FORM 5 (continued)		Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

Director Deferred Compensation					04/01/2002				J(2)		897.82

Director Deferred Compensation					07/01/2002				J(2)		751.85

Director Deferred Compensation					10/01/2002				J(3)		349.97

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

				Common Stock	897.82		$30.76

				Common Stock	751.85		$33.25

				Common Stock	349.97		$28.53		36,533.01

Explanation of Responses:

(1)   Restrictions on restricted stock previously awarded pursuant to the National City Corporation Restricted Stock Plans lapsed.

(2)   The director’s deferred compensation credits and dividend credits were “Invested” in phantom share units pursuant to National City Corporation’s Director Deferred Compensation Plans.

(3)   Phantom share units acquired by reinvesting dividend credits through the National City Corporation’s Director Deferred Compensation Plans.

/s/ Robert A. Paul by Carlton E. Langer, attorney-in-fact	02/06/2003
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.